UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UNION DRILLING, INC.

(Name of Subject Company (Issuer))

FASTBALL ACQUISITION INC.

(Name of Filing Person (Offeror))

a direct, wholly-owned subsidiary of

SIDEWINDER DRILLING INC.

(Name of Filing Person (Parent of Offeror))

AVISTA CAPITAL PARTNERS III, L.P.

AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

(Name of Filing Person (Other Person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

90653P105

(CUSIP Number of Class of Securities)

Jon C. Cole Fastball Acquisition Inc. Sidewinder Drilling Inc. 952 Echo Lane, Suite 460 Houston, Texas 77024 Telephone: (832) 320-7600	Jeffrey P. Gunst Avista Capital Partners III, L.P. Avista Capital Partners (Offshore) III, L.P. 1000 Louisiana Street, Suite 3700 Houston, Texas 77002 Telephone: (713) 328-1099

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Keith R. Fullenweider

Stephen M. Gill

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$145,041,812.50	$19,784

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 21,398,534 outstanding shares of common stock, par value $0.01 per share, at an offer price $6.50 per share. The transaction value also includes the aggregate offer price for 915,591 shares of common stock estimated to be issuable pursuant to outstanding options, which is calculated by multiplying the number of shares underlying such outstanding options multiplied by the offer price of $6.50 per share.
(2)	The amount of the filing fee is calculated in accordance with Rule 00-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00013640.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Fastball Acquisition Inc., a Delaware corporation (“Purchaser”) and a direct, wholly owned subsidiary of Sidewinder Drilling Inc., a Delaware corporation (“Parent”), which is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership (“ACP III”) and Avista Capital Partners (Offshore) III, L.P., a Bermuda limited partnership (“ACP Offshore III,” and together with ACP III, the “Sponsors”), for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Union Drilling, Inc., a Delaware corporation (“Union Drilling”), at a price of $6.50 per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated October 5, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the “Offer.”

Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, including all schedules thereto, is incorporated by reference herein in response to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)    Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Union Drilling, Inc.

4055 International Plaza, Suite 610

Fort Worth, Texas 76109

(817) 735-8793

(b)    Securities. This Schedule TO relates to the Offer by Purchaser to purchase all of outstanding Shares. As of September 22, 2012, 22,795,602 Shares on a fully diluted basis were outstanding. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c)    Trading Market and Price. The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Schedule TO is being filed by Parent, Purchaser and the Sponsors. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)    Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)    Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Union Drilling”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

(b)    Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Union Drilling”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Union Drilling”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)    Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Union Drilling”)

(c)    (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Union Drilling”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Union Drilling”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a)    Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

(b)    Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

(d)    Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

The Agreement and Plan of Merger, dated as of September 24, 2012, among Parent, Purchaser and Union Drilling is incorporated herein by reference to Exhibit (d)(1) filed herewith.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)    Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Union Drilling”)

(b)    Securities Transactions. None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)    Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Union Drilling”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a)    Financial Information. Not Applicable.

(b)    Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a)    Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Union Drilling”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Union Drilling”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c)    Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 5, 2012.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on October 5, 2012.

(a)(5)(A)	Joint Press Release issued by Sidewinder Drilling Inc. and Union Drilling, Inc. on September 25, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 25, 2012).

(a)(5)(B)	Press Release issued by Sidewinder Drilling Inc. announcing commencement of the offer.

(a)(5)(C)	Petition filed by Van Hall, individually and on behalf of all others similarly situated, on October 3, 2012, District Court, Tarrant County, Texas Cause No. 342-262036-12 (incorporated by reference to Exhibit (a)(10) to the Schedule 14D-9 filed by Union Drilling, Inc. on October 5, 2012).

(b)(1)	Commitment Letter, dated September 24, 2012, from Jefferies Finance LLC to Sidewinder Drilling Inc.

(b)(2)	Commitment Letter, dated September 28, 2012, from PNC Bank, National Association to Sidewinder Drilling Inc.

(c)	None.

(d)(1)	Agreement and Plan of Merger, dated as of September 24, 2012, among Union Drilling, Inc., Sidewinder Drilling Inc. and Fastball Acquisition Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 25, 2012).

(d)(2)	Contribution, Non-Tender and Support Agreement, dated as of September 24, 2012, by and between Sidewinder Drilling Inc., Wolf Marine S.A., Lucky Star Ltd., Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(3)	Contribution, Non-Tender and Support Agreement, dated as of September 24, 2012, by and between Sidewinder Drilling Inc., Steven A. Webster, Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(4)	Tender and Voting Agreement, dated as of September 24, 2012, between Sidewinder Drilling Inc. and Union Drilling Company, LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(5)	Tender and Voting Agreement, dated as of September 24, 2012, between Sidewinder Drilling Inc. and Christopher D. Strong, Tina L. Castillo and David S. Goldberg (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(6)	Confidentiality Agreement, dated as of July 13, 2012, by and between Avista Capital Holdings, LP and Union Drilling, Inc.

(d)(7)	Exclusivity Agreement, dated as of July 15, 2012, between Avista Capital Holdings, LP and Union Drilling, Inc.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2012

SIDEWINDER DRILLING INC

By:	/s/ Jon C. Cole
Name:	Jon C. Cole
Title:	President, Chief Executive Officer & Director

FASTBALL ACQUISITION INC.

By:	/s/ Jon C. Cole
Name:	Jon C. Cole
Title:	President & Director

AVISTA CAPITAL PARTNERS III, L.P.

By:	Avista Capital Partners III GP, LP, its General Partner

By:	/s/ Jeffrey P. Gunst
Name:	Jeffrey P. Gunst
Title:	Authorized Person

AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

By:	Avista Capital Partners III GP, LP, its General Partner

By:	/s/ Jeffrey P. Gunst
Name:	Jeffrey P. Gunst
Title:	Authorized Person

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 5, 2012.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in The New York Times on October 5, 2012.

(a)(5)(A)	Joint Press Release issued by Sidewinder Drilling Inc. and Union Drilling, Inc. on September 25, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 25, 2012).

(a)(5)(B)	Press Release issued by Sidewinder Drilling Inc. announcing commencement of the offer.

(a)(5)(C)	Petition filed by Van Hall, individually and on behalf of all others similarly situated, on October 3, 2012, District Court, Tarrant County, Texas Cause No. 342-262036-12. (incorporated by reference to Exhibit (a)(10) to the Schedule 14D-9 filed by Union Drilling, Inc. on October 5, 2012)

(b)(1)	Commitment Letter, dated September 24, 2012, from Jefferies Finance LLC to Sidewinder Drilling Inc.

(b)(2)	Commitment Letter, dated September 28, 2012, from PNC Bank, National Association to Sidewinder Drilling Inc.

(c)	None.

(d)(1)	Agreement and Plan of Merger, dated as of September 24, 2012, among Union Drilling, Inc., Sidewinder Drilling Inc. and Fastball Acquisition Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 25, 2012).

(d)(2)	Contribution, Non-Tender and Support Agreement, dated as of September 24, 2012, by and between Sidewinder Drilling Inc., Wolf Marine S.A., Lucky Star Ltd., Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(3)	Contribution, Non-Tender and Support Agreement, dated as of September 24, 2012, by and between Sidewinder Drilling Inc., Steven A. Webster, Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(4)	Tender and Voting Agreement, dated as of September 24, 2012, between Sidewinder Drilling Inc. and Union Drilling Company, LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(5)	Tender and Voting Agreement, dated as of September 24, 2012, between Sidewinder Drilling Inc. and Christopher D. Strong, Tina L. Castillo and David S. Goldberg (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Union Drilling, Inc. with the Securities and Exchange Commission on September 28, 2012).

(d)(6)	Confidentiality Agreement, dated as of July 13, 2012, by and between Avista Capital Holdings, LP and Union Drilling, Inc.

(d)(7)	Exclusivity Agreement, dated as of July 15, 2012, by and between Avista Capital Holdings, LP and Union Drilling, Inc.

(e)	None.

(f)	None.

(g)	None.

(h)	None.